

March 10, 2008

Evan F. Denner
President and Chief Executive Officer
Quadra Realty Trust, Inc.
622 Third Avenue, 30th Floor
New York, New York 10017

Re: Quadra Realty Trust, Inc.
Schedules 13E-3, as amended
File No. 5-83520
Filed February 13, 2008

Quadra Realty Trust, Inc.
Schedule 14D-9, as amended
File No. 5-83520
Filed February 13, 2008

Quadra Realty Trust, Inc.
Schedule TO-T, as amended
File No. 5-83520
Filed February 13, 2008

Dear Mr. Denner:

We have reviewed your filings and have the following comments.

Schedule TO

How Are you Offering to Pay and What is the Form of Payment . . . ., page 3

1. We note that you response to prior comment four. It is our position that if the bidder changes the price, the tender offer would need to be extended for 10 business days as provided by Rule 14e-1(b). Refer to Interpretive Release No. 34-43069 (July 24, 2000).

Item 8 Fairness of the Transaction

2. We note your response to prior comment 14. To the extent you are unable to rely upon the fairness advisor of the special committee and the special committee satisfies its disclosure obligation by reference to the fairness advisor, you must separately address the required disclosure. For instance, the special committee

relies upon the financial advisor's DCF analysis in an attempt to satisfy its requirement to discuss liquidation value.

3. We note that you take the position that the exercise of the top-up option and any open market purchase would be additional steps in the going private transaction please note that your disclosure with respect to these steps is insufficient to satisfy your Schedule 13E-3 disclosure obligations. At the time such steps are taken, you will be required to amend your Schedule 13E-3 and provide all required disclosure. For instance, please note that your disclosure does not sufficiently address the minimum requirements of Item 1014 of Regulation M-A as addressed in prior comment 20.

Schedule 13E-3 filed by Quadra Realty Trust Inc.

4. We note your response to prior comment 20.

    - Revise your disclosure to address substantive and procedural fairness to unaffiliated holders as is required by Item 1014 of Regulation M-A. Please note a discussion of why the transaction is fair and in the best interests of all stockholders does not address the disclosure requirements of Item 1014 of Regulation M-A.

    - You are required to disclose all material factors considered by the board. Accordingly, please delete the statement that our discussion is not exhaustive or include an affirmative statement that you have addressed all material factors considered by the board.

    - Explain how each factor discussed impacted the board's consideration of procedural or substantive fairness. Please address whether any of the factors the board considered did not weigh in favor of the transaction. For instance, there is no reference to any inherent conflicts of interest in the transaction. If the board did not consider there to be any material negative factors please include disclosure to that effect.

    - Address each factor outlined in Instruction 2 to Item 1014. Please revise to discuss each factor in reasonable detail. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. For instance, we are unable to locate a reasonably detailed discussion of going concern value, net book value or liquidation value. Please provide quantification where available. Further, please explain why you believe the 30 day historical stock price period is an appropriate period. Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981).

- Include a discussion of how the factors listed in Item 1014(c)-(e) of Regulation M-A impacted the board's procedural fairness analysis.

- We note that the board refers to the advisor's DCF analysis to attempt to satisfy its disclosure obligation with respect to liquidation value. If one party relied on the analysis of another, such as the financial advisor or special committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. Further, please explain why the special committee believes that DCF is equivalent to liquidation value. Refer to Item 1014(b) of Regulation M-A and Question 20 of Securities Exchange Act Release No. 17719 (April 13, 1981).

Schedule 14D-9

5. We note your response to prior comment 22. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the *beginning of the disclosure document, immediately* following the Summary section. Refer to Rule 13e-3(e)(1)(ii). Please revise your document accordingly.

Item 8. Opinion of the Special Committee's Financial Advisor

6. We note your response to prior comment 24. Please disclose any financial projections provided to the financial advisor and include a discussion of any assumptions underlying the projections.

Closing Comments

As appropriate, please amend your Schedule 13E-3, Schedule 14D-9, and Schedule TO in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. File the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact me at (202) 551-3345 with any other questions.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions